EXHIBIT 99.1

For Immediate Release

Investor Contact: Inspire Pharmaceuticals, Inc. Jenny Kobin VP, Investor Relations and Corporate Communications (919) 941-9777, Extension 219	Media Contact: BMC Communications Dan Budwick (212) 477-9007, Extension 14

Thomas R. Staab, II Chief Financial Officer (919) 941-9777, Extension 267

INSPIRE REPORTS SECOND QUARTER 2006 FINANCIAL RESULTS

- Second Quarter 2006 Revenue Increases 40% from Second Quarter 2005-

DURHAM, NC – August 8, 2006 – Inspire Pharmaceuticals, Inc. (NASDAQ: ISPH) today reported financial results for the second quarter ended June 30, 2006.

Total revenue for the second quarter of 2006 was $13.4 million compared to $9.6 million for the second quarter of 2005. Co-promotion revenue from net sales of Elestat® (epinastine HCl ophthalmic solution) 0.05% was $9.4 million, an increase of 19% compared to $7.9 million recognized in the second quarter of 2005. During the second quarter of 2006, the Company achieved its 2006 net sales target level for Elestat, thereby allowing the recognition of $1.8 million of previously deferred revenue on net sales of Elestat. Co-promotion revenue on net sales of Restasis® (cyclosporine ophthalmic emulsion) 0.05% for the second quarter of 2006 was $4.0 million, an increase of 133% compared to $1.7 million recognized in the second quarter of 2005. The increases in second quarter 2006 co-promotion revenues, as compared to 2005, were related to the continued patient and physician acceptance and usage of Elestat and Restasis in the United States, a more severe Spring allergy season and an increase in Inspire’s entitled percentage of net sales of Restasis effective in April 2006.

Total revenue for the six months ended June 30, 2006 was $18.9 million, as compared to $11.5 million for the same 2005 period. Co-promotion revenues were $17.7 million, an increase of $6.2 million compared to the same period in 2005. In addition, the Company recognized $1.25 million in development milestone revenue received pursuant to a collaborative research agreement with Santen Pharmaceutical Co., Ltd. related to Santen’s completion of Phase 2 development of diquafosol tetrasodium for dry eye disease in Japan.

Operating expenses for the second quarter of 2006 totaled $20.0 million, as compared to $15.3 million for the same period in 2005. The increase in second quarter 2006 operating expenses, as compared to 2005, was primarily due to increases in research and development expenses of $2.4 million and general and administrative expenses of $1.5 million. The increased research and development expenses were attributable to increased costs for advancing our cystic fibrosis,

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seasonal allergic rhinitis, glaucoma and cardiovascular programs. The increase in general and administrative expenses is due to increased legal and administrative costs associated with the ongoing stockholder litigation and SEC investigation and increased personnel costs partially due to implementation of Statement of Financial Accounting Standards No. 123(R). Operating expenses for the six months ended June 30, 2006 were $40.6 million, as compared to $31.4 million for the same period in 2005.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (R), “Share-Based Payment”. Accordingly, the Company has recorded approximately $343,000 and $703,000 of stock-based compensation expense, related to stock options issued under the Company’s stock option plans, in its operating expenses for the second quarter and six months ended June 30, 2006, respectively.

For the quarter ended June 30, 2006, the Company reported a net loss of $5.4 million, or ($0.13) per share, as compared to a net loss of $4.7 million, or ($0.11) per share, for the same period in 2005. The net loss for the six months ended June 30, 2006 was $19.4 million, or ($0.46) per share, as compared to a net loss of $18.0 million, or ($0.43) per share for the same period in 2005. Cash, cash equivalents and investments totaled $99.2 million at June 30, 2006, reflecting a $23.1 million utilization of cash, cash equivalents and investments during the first half of 2006 or a cash burn averaging approximately $3.9 million per month.

Based upon the current results and trends, the Company reaffirms its previously issued 2006 operating guidance of aggregate revenue of $31-$39 million and operating expenses of $77-$86 million, which includes approximately $2 million of stock-based compensation expense.

Christy L. Shaffer, Ph.D., President and CEO of Inspire, stated, “The second quarter was productive for Inspire on multiple fronts. We generated a record level of revenues from increased use of Elestat during the Spring allergy season and the increased awareness and success of Restasis for dry eye. We also made good progress in our Respiratory/Allergy clinical programs, including initiating a Phase 3 trial in cystic fibrosis (CF) and conducting a pre-IND meeting with the FDA regarding our new seasonal allergic rhinitis program.”

Recent Updates Include (April 1, 2006 through August 8, 2006):

Research & Development

•	Initiated a Phase 3 clinical trial to evaluate denufosol tetrasodium in patients with mild CF lung disease;
•	Announced plans to file an Investigational New Drug (IND) application and begin Phase 2 clinical testing of intranasal epinastine for the treatment of seasonal allergic rhinitis; and
•	Initiated a Phase 2 clinical trial in April 2006 to evaluate INS50589 Antiplatelet in patients undergoing coronary artery bypass graft (CABG) surgery; this trial was terminated by Inspire in August 2006 per the recommendation of its independent Data Monitoring Committee.

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Sales and Marketing

•	Continued Elestat ranking as the second most prescribed allergic conjunctivitis product in the United States, achieving 10% in total weekly prescription volume and 9% of total year-to-date 2006 prescription volume based upon National Prescription data from IMS Health, as measured for the week ending July 14, 2006;
•	In collaboration with Allergan, Inc., increased prescription volume of Restasis, which is the only approved prescription treatment for dry eye in the United States; Allergan reported second quarter 2006 net sales of Restasis of $66 million, representing a 42% increase over 2005; and
•	Inspire’s entitled percentage of U.S. net sales of Restasis increased in April 2006 as provided by the licensing agreement with Allergan.

Corporate

•	Announced the hiring of two new Vice Presidents, Bart J. Dunn as Vice President, Business Development and Raymond W. Hines as Vice President, Associate General Counsel; and
•	Granted restricted stock units representing shares of common stock of the Company to each of the Corporate Officers pursuant to an action on July 21, 2006 by the Compensation Committee of the Board of Directors.

Inspire will host a conference call and live webcast to discuss its second quarter 2006 financial results on Tuesday, August 8th at 10:00 a.m. ET. To access the conference call, U.S. participants may call (877) 780-2276 and international participants may call (973) 582-2757. The conference ID number is 7639281. A live webcast and replay of the call will be available on Inspire’s website at www.inspirepharm.com. A telephone replay of the conference call will be available until August 22, 2006. To access this replay, U.S. participants may call (877) 519-4471 and international participants may call (973) 341-3080. The conference ID number is 7639281.

About Inspire

Inspire is a biopharmaceutical company dedicated to discovering, developing and commercializing prescription pharmaceutical products in disease areas with significant commercial potential and unmet medical needs. The research and development programs of Inspire are driven by extensive scientific experience in the therapeutic areas of ophthalmology and respiratory/allergy, and supported by expertise in the field of P2 receptors. Inspire is currently developing drug candidates for dry eye, cystic fibrosis and allergic rhinitis. Inspire’s U.S. specialty sales force promotes Elestat® (epinastine HCI ophthalmic solution) 0.05% for allergic conjunctivitis and Restasis® (cyclosporine ophthalmic emulsion) 0.05% for dry eye, ophthalmology products developed by Allergan, Inc. Elestat and Restasis are trademarks owned by Allergan. For more information, visit www.inspirepharm.com.

Forward-Looking Statements

The forward-looking statements in this news release relating to management’s expectations and beliefs are based on preliminary information and management assumptions. Such forward-looking statements are subject to a wide range of risks and uncertainties that could cause results to differ in material respects, including those relating to product development, revenue, expense

4222 Emperor Boulevard, Suite 200    •    Durham, North Carolina 27703

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and earnings expectations, the seasonality of Elestat, intellectual property rights, adverse litigation developments, adverse developments in the U.S. Securities and Exchange Commission (SEC) investigation, competitive products, results and timing of clinical trials, success of marketing efforts, the need for additional research and testing, delays in manufacturing, funding, and the timing and content of decisions made by regulatory authorities, including the U.S. Food and Drug Administration. Further information regarding factors that could affect Inspire’s results is included in Inspire’s filings with the SEC. Inspire undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof.

— Financial tables follow —

4222 Emperor Boulevard, Suite 200    •    Durham, North Carolina 27703

Telephone 919.941.9777    •    Fax 919.941.9797

INSPIRE PHARMACEUTICALS, INC.

Condensed Statements of Operations

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenues:
Revenue from product co-promotion	$13,437	$9,607	$17,655	$11,458
Collaborative research agreements	—	—	1,250	—

Total revenue	13,437	9,607	18,905	11,458
Operating expenses:
Research and development	9,173	6,739	18,282	12,791
Selling and marketing	6,457	5,728	13,553	13,097
General and administrative	4,334	2,803	8,780	5,491

Total operating expenses	19,964	15,270	40,615	31,379

Loss from operations	(6,527)	(5,663)	(21,710)	(19,921)
Other income (expense):
Interest income	1,185	1,045	2,393	2,001
Interest expense	(28)	(38)	(58)	(78)
Loss on investments	(7)	—	(29)	—

Other income	1,150	1,007	2,306	1,923

Net loss	$(5,377)	$(4,656)	$(19,404)	$(17,998)

Basic and diluted net loss per common share	$(0.13)	$(0.11)	$(0.46)	$(0.43)

Weighted average common shares used in computing basic and diluted net loss per common share	42,220	42,069	42,216	42,003

4222 Emperor Boulevard, Suite 200    •    Durham, North Carolina 27703

Telephone 919.941.9777    •    Fax 919.941.9797

INSPIRE PHARMACEUTICALS, INC.

Selected Balance Sheet Information

(in thousands)

	June 30, 2006	December 31, 2005
Cash, cash equivalents and investments	$99,198	$122,323
Receivables from Allergan	11,295	4,898
Working capital	87,523	99,265
Total assets	115,050	132,446
Total stockholders’ equity	100,009	118,689
Shares of common stock outstanding	42,237	42,211

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4222 Emperor Boulevard, Suite 200    •    Durham, North Carolina 27703

Telephone 919.941.9777    •    Fax 919.941.9797